Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Evercore Group L.L.C.

55 E. 52nd St.

New York, New York 10055

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F. Street, N.E.
Washington, DC 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Dietrich King

Re:	MNTN, Inc. Registration Statement on Form S-1, as amended (File No. 333-285471)

Request for Acceleration of Effective Date

Acceleration Request

Requested Date: May 21, 2025

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of MNTN, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on May 21, 2025, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.

As representatives of the several underwriters listed in Schedule II of the Underwriting Agreement

Morgan Stanley & Co. LLC

By:	/s/ Aderike Ajao
Authorized Signatory
Name: Aderike Ajao
Title: Vice President

Citigroup Global Markets Inc.

By:	/s/ Liz Milonopoulos
Authorized Signatory
Name: Liz Milonopoulos
Title: Global Head, Internet Investment Banking

Evercore Group L.L.C.

By:	/s/ Brandon Rasmusson
Authorized Signatory
Name: Brandon Rasmusson
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]